FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of the following increases in interests in Ordinary Shares in GlaxoSmithKline plc purchased at a price of 1382.27 pence per Share on 7 January 2013, in respect of the personal holdings of the under-mentioned persons following the re-investment of the dividend paid to shareholders on 3 January 2013.

Ordinary Shares
Dr M M Slaoui	262.050
Mr S M Bicknell	76.902
Mr R G Connor	27.976
Mr M Dunoyer	370.787
Mr S A Hussain	832.047
Mr D S Redfern	286.755
Ms C Thomas	280.303
Mr P C Thomson	111.043
Dr P J T Vallance	252.833
Mr C Weber	282.779

The Company was advised of this information on 9 January 2013.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

10 January 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 10, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc